UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported) March 30, 2022

Galexxy Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	94-3362051
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4630 Campus Drive, Suite 104 Newport Beach, CA	92660
(Address of principal executive offices)	(Zip Code)

Registrant s telephone number, including area code: (949) 418-7450

Agtech Global International, Inc.
(Former name of registrant as specified in its charter)

Title of each class of securities issued pursuant to Regulation A: Common Stock

 This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

Effective as of March 30, 2022, Agtech Global International, Inc., a Nevada corporation, (the “Company”), with the approval of its board of directors, filed a Certificate of Amendment (the “Certificate of Amendment”) with the Secretary of State of Nevada. As a result of the Certificate of Amendment, the Company has, among other things, (i) changed its name to “Galexxy Holdings, Inc.” and (ii) changes its symbol to “GXXY”.  The Name Change became effective with the OTC Markets at the opening of trading on March 30, 2022. Our new CUSIP number is 363 524 109.

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SIGNATURES

Pursuant to the requirements Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Galexxy Holdings, Inc.

/s/ Ross Lyndon-James
Ross Lyndon-James
CEO

Date: April 5, 2022

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